FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2004

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.

Report to Shareholders

2.

Notice of Annual & Extraordinary Meeting

3.

Information Circular

4.

Financial Statements for the Years Ended March 31, 2004 and 2003

5.

BC Form 51-901F Schedules B (Supplementary Information) and C (Management Discussion)

6.

Certifications of Annual Filings during Transition Period

7.

Form of Proxy

8.

Supplementary Return Card

9.

Confirmation of Mailing Letter

10.

News Release dated August 23, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: August 30, 2004

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

REPORT TO SHAREHOLDERS

To Our Shareholders:

On behalf of the Board of Directors, it gives me great pleasure to report to you on the Company’s activities for the year ended March 31, 2004.

Shell Creek Property (Yukon)

Logan Resources Ltd. (LGR) has increased its Shell Creek property by 360 claims and now has a total of 430 claims covering an area of 17.8km by 4.5km (11 miles by 2.8 miles). All creeks draining the property were silt sampled and a geologist and sampler are currently mapping and rock chip sampling the property. Two types of mineralization have been identified, low sulphide gold-quartz veins with visible gold and a fine-grained clastic sedimentary rock marginal to these veins, Cu-enriched (1.5% to 2% copper) and may be of economic significance. Several major mining companies have expressed an interest in the property. The property was last worked in 1958 by Asbestos Corp. (Exploration) Ltd.

Heidi Property (Yukon)

LGR carried out an induced polarization (IP) and magnetic survey on the property in September 2003. The survey identified 3 main zones which are possibly connected forming a tight “S” fold. The survey shows the IP anomaly is open to the west, east and north. Heidi property is drill ready.

Redford Property (British Columbia)

A total of six holes (928.90m) were drilled and intersected intervals with grades up to 1.18 g/t gold over 1m, higher grades up to 3.21 g/t gold were obtained from previous surveys carried out around the drilled area. LGR expanded the property in light of the encouraging drill results; it now consists of 25 contiguous claims.

Albert Creek Property (British Columbia)

LGR finalised an option agreement with Forsys Technologies Inc. (Forsys) for the property, where Forsys has the right to earn 51% interest in the property by spending $300,000 on the property over 3 years and paying LGR 150,000 shares upon TSX-Venture approval.

It has been an exceptionally busy year for Logan Resources Ltd. The milestones our Company has achieved have clearly laid the foundation for a bright and prosperous future. The Company’s Board of Directors was further strengthened with the appointment of Peter F. Cummings in April 2004.

Thanking you for your continued support,

Seamus Young

DATED:  August 12, 2004

ON BEHALF OF THE BOARD OF DIRECTORS OF

LOGAN RESOURCES LTD.

Per:

“Seamus Young”

Seamus Young

President and Chief Executive Officer

NOTICE OF ANNUAL & EXTRAORDINARY GENERAL MEETING
OF THE SHAREHOLDERS OF
LOGAN RESOURCES LTD.

NOTICE IS HEREBY GIVEN that the Annual & Extraordinary General Meeting of the Shareholders of Logan Resources Ltd. (hereinafter called the “Company”), will be held at 10th Floor, 840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 10th day of September, 2004, at the hour of 10:00 a.m. (local time) for the purpose of:

1.

Receiving and considering the Report to Shareholders from the Board of Directors.

2.

Receiving and considering the Financial Statements of the Company.

3.

Electing Directors for the ensuing year.

4.

Appointing Auditors for the ensuing year.

5.

Approving an Incentive Share Option Plan.

6.

To consider and, if thought advisable, pass a special resolution to remove the application of the pre-existing Company provisions under the new Business Corporations Act (British Columbia), as described in the accompanying information circular.

7.

To consider and, if thought advisable, pass a special resolution to approve the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company to reflect the new Business Corporations Act (British Columbia), as described in the accompanying information circular.

8.

Transacting such other business as may properly come before the meeting or any adjournment thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting. If a shareholder does not deliver a proxy in accordance with these instructions or to the presiding officer of the general meeting, then the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form in accordance with the instructions provided with it.  Failure to do so may result in the shares of the non-registered shareholders not being eligible to be voted at the annual general meeting. An information circular and a form of proxy or voting instruction form accompany this notice.

DATED at Vancouver, British Columbia, this 12th day of August, 2004.

BY ORDER OF THE BOARD

“Seamus Young”
Seamus Young
President and Chief Executive Officer

LOGAN RESOURCES LTD.

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Logan Resources Ltd. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual and extra-ordinary general meeting of the shareholders of the Company to be held on September 10, 2004 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (by mail, fax, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases common shares of the Company beneficially owned by a holder (a “Non Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form.  In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS RELATING TO VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On August 10, 2004, the Company had 12,913,180 common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on August 10, 2004 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company except for:

(a)

Seamus Young who controls 1,597,889 shares representing 12.37% of the outstanding shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at four, and one additional director was appointed since the last annual general meeting.  Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at five.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held(1)
Seamus Young President, Chief Executive Officer, Director Canada	Self-employed mining exploration contractor; President of Donegal Developments Ltd., a non-reporting B.C. company	May 1991	1,597,889
George Anderson(2) Director Canada	Self-employed businessman	Sept. 22, 2000	Nil
Peter F. Cummings (2) Director Canada Chairman of the Audit Committee	Chief Operating Officer and Chief Financial Officer of Houweling Nurseries Ltd., a major North American greenhouse operator; formerly Chief Financial Officer of BC Hot House Foods, and previously held senior management positions with Shoppers Drug Mart	March 25, 2004	46,090
Charles D. Mooney Director	Operations Manager, Vancouver Island Helicopters Ltd.	Feb. 24, 2003	133,000
Judith T. Mazvihwa(2) Director, CFO Canada	Consulting geologist, previously a mine geologist for Casmyn Mining Private Ltd.	Sept. 10, 2003	Nil

(1)

includes direct and beneficial holdings.

(2)

member of the audit committee of the Company.

EXECUTIVE COMPENSATION

Interpretation

Form 41 of the Securities Act (British Columbia) defines “Executive Officer” to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The number of current Executive Officers of the Company is two (2), namely Seamus Young, President and CEO and Judith Mazvihwa, CFO.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $100,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

Name and Principal Position and Country of Residence	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Seamus Young, President, CEO Canada	2003 2002 2001	nil nil nil	nil nil nil	nil nil nil	52,000 52,000 250,000	nil nil nil	nil nil nil	30,000(1) 30,000(1) 30,000(1)
Alex Hamilton former Secretary	2003 2002 2001	nil nil nil	nil nil nil	nil nil nil	52,000 52,000 50,000	nil nil nil	nil nil	N/A (2) N/A (2) N/A (2)
Judith T. Mazvihwa CFO Canada	2003 2002 2001	nil _ _	nil _ _	nil _ _	100,000 _ _	nil _ _	nil _ _	Nil (3) _ _

(1)

consisting of a management fee paid (or accrued) T-Bags Management Inc. and previously to Donegal Developments Ltd., which are a non-reporting companies controlled by Seamus Young.

(2)

fees were paid to Mr. Hamilton for accounting services which were rendered to the Company on an “as needed” basis.

(3)

fees were paid to International KRL Resources Corp. for services which were rendered to the Company by Judith T. Mazvihwa

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

Options and Stock Appreciation Rights (SARS)

The Company maintains a formal plan under which stock options are granted.  Stock options have been determined by the Company’s directors and are only be granted in compliance with applicable laws and regulatory policy.  The policies of the TSX Venture Exchange (“TSX-V’) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. The Company will ask shareholders to ratify and approve the option plan at the meeting.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended March 31, 2004:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR’s on the Date of Grant ($/security)	Expiration Date
Judith T. Mazvihwa	100,000	40%	$0.20	$0.20	June 30, 2005

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at March 31, 2004	Value of Unexercised in-the-Money Options/SARs at March 31, 2004(2)
Seamus Young	Nil	Nil	52,000	15,600
Judith T. Mazvihwa	Nil	Nil	100,000	30,000

Note:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2)

This represents the closing price of the Company’s shares on the Exchange (being $0.50) on the last day the shares traded on or before March 31, 2004 (being March 31, 2004) less the per option exercise price.

Option and SAR Repricings

None of the options or SARs held by any Named Executive Officers have been repriced downward during the most recently completed financial year of the Company.

Directors

There was no compensation paid to directors in their capacity as such during the Company’s most recently completed financial year.  The Company has granted the following incentive stock options to directors, officers and employees of the Company during the Company’s most recently completed financial year:

Number Granted(1)	Exercise Price per Share	Date of Grant
52,000	$0.20	April 8, 2003
200,000	$0.20	June 30, 2003

(1)

Includes the number granted to Named Executive Officers previously disclosed.

Subsequent to the most recent fiscal year end, the Company granted a total of 1,050,000 incentive options to certain directors, officers, employees and consultants.  The options are exercisable at $0.40 until May 27, 2006.

Compensation Committee and Report on Executive Compensation

The compensation committee of the board of directors is comprised of Seamus Young, George Anderson, and Charles D. Mooney.  Of the members of the compensation committee, Seamus Young also serves as the Company’s Chief Executive Officer and President.

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options.  To date, the company has not paid any base salaries nor is there currently any intention by the compensation committee to do so.  In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry.  The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

The Company pay (or accrues) a management fee of $2,500 per month and a general office administration fee of $2,500 per month to T-Bags Management Inc., a non-reporting company controlled by Seamus Young.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, proposed nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Manning Elliott, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

A.

Shareholders Report

Acceptance of written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

B.

Incentive Share Option Plan

The Company has implemented an Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company.

Pursuant to the Plan, the Company has authorized the reservation of up to 10% of the issued and outstanding common shares of the Company for the grant of options from time to time.  Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate.  Some of the significant terms of the Plan are as follows:

1.

Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.

The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant.  In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.

While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V.  At such time as the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V.  At such time as the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5.

In the event that the Plan is amended to permit the number of common shares reserved for issue under the Plan to exceed of 10% of the outstanding shares of the Company, then, provided the Company’s common shares are listed on Tier 2 of the TSX-V all options will vest in equal amounts over consecutive quarterly periods for a period of no less than 18 months from the date of grant.  At such time as the Company’s common shares are listed on Tier 1 of the TSX-V or the TSE, options will vest at the discretion of the board of directors.

6.

All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED THAT, the Company’s Incentive Share Option Plan (the “Plan”), as described in the Company’s Information Circular dated August 12, 2004, be approved and the Board of Directors of the Company be granted the discretion pursuant to the Plan to grant stock options to directors, officers, employees and consultants of the Company, as the Board of Directors of the Company sees fit, provided, however, that the aggregate number of shares of the Company subject to options under this Plan shall not exceed 10% of the issued and outstanding common shares or such greater number as may be approved from time to time by the shareholders of the Company.  Such grants shall be made under the terms of the Plan and within the rules and policies of the TSX Venture Exchange or the TSX Exchange at such time as the Company’s common shares are listed on such exchange, which are in effect at the time of granting and the exercise of any options granted pursuant to such authorization is hereby approved.”

An ordinary resolution requires the approval of a simple majority (50% plus one vote) of the votes cast by those shareholders of the Company, who, being entitled to, vote in person or by proxy at a general meeting of the Company. The Plan must also be approved by the TSX-V. The outstanding options previously granted by the Company shall not be subject to the Plan.

C.

Alterations to Company’s Notice of Articles and Articles

On March 29, 2004, the new British Columbia Business Corporations Act (“BCA”) was proclaimed, replacing the pre-existing British Columbia Company Act.  Accordingly, the Company is now subject to the BCA, and no longer governed by the Company Act.  The BCA is a more modern corporate statute, and is designed to provide greater flexibility and efficiency for British Columbia companies.

In accordance with the BCA, the Company must file a transition application with the Registrar of Companies, the principal element of which involves replacing the Company’s memorandum with a new form designated a Notice of Articles.  It is the Company’s intention to file its transition application before the Meeting.

Once the Company has filed its transition application, it may alter its Notice of Articles and adopt a new form of articles to take advantage of the greater flexibility and efficiency inherent in the BCA, and to make its articles consistent with the terminology and certain provisions of the BCA.

The Company is proposing to alter its Notice of Articles to remove the application of certain provisions prescribed in the BCA called the pre-existing company provisions (“PCPs”).  The PCPs are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under the Company Act until the shareholders pass a special resolution making them inapplicable.  Because the Company is a reporting issuer, the only significant PCP that is applicable is the requirement that a special resolution be approved by not less than three quarters of the votes cast, as opposed to the two-thirds majority applicable under the BCA.  Removal of the PCPs will allow a special resolution of the Company to be approved by a two-thirds majority vote, which will provide the Company with greater flexibility for future corporate activities and be consistent with companies in other jurisdictions.

At the Meeting, shareholders will be asked to approve a special resolution altering the Notice of Articles to remove the application of the PCPs.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, as provided for in the British Columbia Business Corporations Act, and the Company’s Notice of Articles be altered accordingly.

(b)

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution, including without limitation filing a certified copy of this special resolution and a notice of alteration of the Notice of Articles with the British Columbia Registrar of Companies.

(c)

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration to the Notice of Articles without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration to the Notice of Articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to delete the PCPs, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

In addition to deleting the PCPs, the Company is proposing to delete its existing articles in their entirety and replace them with a new set of articles.  The new set of articles will make the Company’s articles consistent with the terminology and provisions of the BCA.  Most of the changes in the new form of articles are minor in nature, and will not effect shareholders or the day-to-day administration of the Company.  However, there are several changes of note:

(a)

The directors will be able to approve a change of name of the Company without the necessity of obtaining shareholder approval.

(b)

The directors will be able to increase the authorized capital of the Company without the necessity of obtaining shareholder approval.

(c)

requirement for a pro rata purchase of the shares of the Company will be deleted.

A copy of the proposed new articles of the Company will be available for inspection at the Meeting and at the Company’s office, located at Suite 720, 475 Howe Street, Vancouver, BC,  during regular business hours up to the day before the Meeting.

At the Meeting, shareholders will be asked to approve a special resolution deleting the existing articles of the Company in their entirety and replacing them with the new form of articles.  The text of the special resolution to be considered and, if thought fit, approved at the Meeting is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

existing articles of the Company be deleted in their entirety, and the form of articles presented to the shareholders at the annual and extraordinary general meeting of the Company, a copy of which is attached as Schedule A hereto, be adopted as the articles of the Company.

(b)

Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this special resolution, including without limitation delivering a certified copy of this special resolution to the British Columbia Registrar of Companies.

(c)

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the alteration of the articles of the Company without further approval of the shareholders of the Company.”

Approval of the special resolution will require the affirmative votes of the holders of not less than 75% of the votes cast at the Meeting in respect thereof.  As set out in the text of the special resolution, notwithstanding its approval, the board of directors may determine not to proceed with the alteration of the articles at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the articles of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

OTHER BUSINESS

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting.  However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgement of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, B.C., this 16 th day of August, 2004.

ON BEHALF OF THE BOARD

“Seamus Young”

SEAMUS YOUNG
President and Chief Executive Officer

Logan Resources Ltd. (An Exploration Stage Company) Financial Statements For The Years Ended March 31, 2004 and 2003 (Expressed in Canadian Dollars)

Auditors’ Report

To the Shareholders of

Logan Resources Ltd.

(An Exploration Stage Company)

We have audited the balance sheets of Logan Resources Ltd. (An Exploration Stage Company) as at March 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years ended March 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and the changes in its cash flows for the years ended March 31, 2004 and 2003 in accordance with generally accepted accounting principles used in Canada. As required by the British Columbia Company Act, we report that in our opinion, these principles have been applied on a consistent basis.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 10, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated August 10, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 10, 2004

Logan Resources Ltd.

(An Exploration Stage Company)

Balance Sheets

As at March 31, 2004 and 2003

(Expressed in Canadian Dollars)

	2004 $	2003 $

Assets

Current Assets

Cash	63,634	–
Amounts receivable	7,806	1,504
Prepaid expenses	–	38
Mining exploration tax credit receivable	11,768	26,182

	83,208	27,724

Property Bonds	5,000	5,000

Property and Equipment [Note 4]	197	393

Cash Committed for Mineral Exploration [Note 9[a]]	66,375	27,962

Mineral Properties [Note 5]	558,424	310,527

	713,204	371,606

Liabilities

Current Liabilities

Cash borrowed from flow-through funds	–	5,977
Accounts payable and accrued liabilities	95,771	16,111
Due to related parties [Note 7]	66,500	5,518

	162,271	27,606

Shareholders’ Equity

Share Capital [Note 6]	3,848,793	3,636,076

Contributed Surplus	9,085	–

Common Shares Subscribed [Note 9[a]]	132,750	–

Deficit	(3,439,695)	(3,292,076)

	550,933	344,000

	713,204	371,606

Contingent Liability [Note 1]

Subsequent Events [Note 9]

Approved on behalf of the Board:
“Seamus Young”	“Judith Mazvihwa”
Seamus Young, Director	Judith T. Mazvihwa, Director

(The Accompanying Notes are an Integral Part of the Financial Statements)

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

	2004 $	2003 $

Revenue	–	–

Expenses

Accounting and audit	11,772	6,280
Amortization	197	394
Investor relations	22,389	1,207
Legal	14,707	24,609
Loss on write-off of mineral properties	20,883	–
Management fees [Note 7]	30,000	30,000
Office, rent and telephone [Note 7]	16,023	18,721
Stock-based compensation [Note 6[b]]	9,085	–
Transfer agent and regulatory	16,355	16,203
Travel and promotion	6,208	4,490

	147,619	101,904

Net Loss For The Year	(147,619)	(101,904)

Deficit - Beginning of Year	(3,292,076)	(3,190,172)

Deficit - End of Year	(3,439,695)	(3,292,076)

Net Loss per Share – Basic and Diluted	(0.02)	(0.02)

Weighted Average Shares Outstanding	8,640,000	5,811,000

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Cash Flows

For the Years Ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

	2004 $	2003 $

Operating Activities

Net loss for the year	(147,619)	(101,904)

Items not involving cash

Amortization	197	394
Loss on write-off of mineral properties	20,883	–
Stock-based compensation	9,085	–

Changes in non-cash working capital items

Prepaid expenses	38	(38)
Amounts receivable	(6,302)	(104)
Accounts payable and accrued liabilities	79,660	(5,678)
Due to related parties	60,982	(24,349)

Cash Provided (Used) By Operations	16,924	(131,679)

Financing Activities

Share capital issued	109,717	334,005
Share subscriptions received	132,750	–
Less committed for mineral exploration	(66,375)	(155,405)

	176,092	178,600

Investing Activities

Mining exploration tax credits received	26,182	–
Redemption of property bond	–	2,500
Acquisition of and expenditures upon mineral properties	(177,549)	(186,828)
Less financed by cash committed for mineral exploration	27,962	127,443

	(123,405)	(56,885)

Increase (Decrease) in Cash and Cash Equivalents	69,611	(9,964)

Cash and Cash Equivalents - Beginning of Year	(5,977)	3,987

Cash and Cash Equivalents - End of Year	63,634	(5,977)

Non-Cash Financing Activities

Mining exploration tax credit receivable	11,768	26,182
Issuance of shares for agents’ commissions	–	19,680
Property option payments paid with shares	103,000	12,000
Issuance of shares to settle debt	–	64,130

Supplemental Disclosures

Interest paid	–	–
Income tax paid	–	–

1.

Nature of Operations and Continuance of Business

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2.

Significant Accounting Policies

[a]

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

[b]

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

[c]

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d]

Property and equipment

Computer equipment is recorded at cost and is amortized on a straight-line basis over four years.

[e]

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

2.

Significant Accounting Policies (continued)

[e]

Mineral properties (continued)

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f]

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset. To March 31, 2004, no impairment losses have been recorded.

[g]

Financial instruments

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[h]

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

[i]

Stock-based compensation plans

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued. During 2004, the Company changed its accounting policy related to employee stock options, and began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued. See Notes 3 and 6[b].

[j]

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

As the Company has recorded a loss in each of the period’s presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

[k]

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

3.

Change in Accounting Policy

During 2004, the Company adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock Based Payments”, as it relates to employee stock options. In accordance with the provisions of this section, the Company has accounted prospectively for all employee stock options granted, settled, or modified since April 1, 2003 using the fair value method. The fair value method requires the Company to expense the fair value, as determined using the Black Scholes option-pricing model, of the employee options granted or modified during a period. Accordingly, the Company has recorded an amount of $9,085 in respect of employee options granted in 2004 (Note 6[c]). Pro forma loss would continue to be disclosed as it relates to employee stock options granted during 2003.

4.

Property and Equipment

	Cost $	Accumulated Amortization $	2004 Net Carrying Value $	2003 Net Carrying Value $

Computer equipment	1,050	853	197	393

5.

Mineral Properties

Acquisition costs and exploration expenditures incurred to March 31, 2004, on the properties, are as follows:

	Acquisition Costs $	Exploration Expenditures $	Total 2004 $	Total 2003 $

Redford Property [[a] below]
Beginning of year	3,167	74,120	77,287	67,363
Incurred during the year	1,520	50,935	52,455	9,924

End of year	4,687	125,055	129,742	77,287

Albert Creek Property [[b] below]
Beginning of year	10,000	155,873	165,873	38,047
Incurred during the year	24,000	5,682	29,682	127,826

End of year	34,000	161,555	195,555	165,873

Antler Creek Property [[c] below]
Beginning of year	28,773	22,326	51,099	32,471
Incurred during the year	–	5,580	5,580	18,628

End of year	28,773	27,906	56,679	51,099

Shell Creek Property [[d] below]
Beginning of year	–	16,268	16,268	–
Incurred during the year	63,000	7,724	70,724	16,268

End of year	63,000	23,992	86,992	16,268

5.

Mineral Properties (continued)

	Acquisition Costs $	Exploration Expenditures $	Total 2004 $	Total 2003 $

Heidi Property [[e] below]
Beginning of year	–	–	–	–
Incurred during the year	40,000	49,456	89,456	–

End of year	40,000	49,456	89,456	–

Iron Horse Property [[f] below]
Beginning of year	–	–	–	–
Incurred during the year	13,800	7,083	–	–
Write-down on disposal	(13,800)	(7,083)	–	–

End of year	–	–	–	–

Total	170,460	387,964	558,424	310,527

[a]

Redford Property (Alberni Mining Division, B.C.)

The Company owns five claims representing 91 units. The President of the Company holds four of these claims representing 75 units in trust on behalf of the Company. The Company plans to raise funds to advance the exploration of located targets.

[b]

Albert Creek Property (Liard Mining Division, B.C.)

The Company owns the right to earn a 100% interest (51% has been earned), subject to a 2% Net Smelter Return (“NSR”) Royalty, in eleven mineral claims from two individuals, one being the President of the Company. This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. To exercise the second stage (24%) the Company issued 240,000 shares and must incur a further $100,000 ($86,600 incurred as at March 31, 2004) of exploration expenditures by September 30, 2005. To exercise the third stage (25%) the Company must issue a further 360,000 shares by September 30, 2007. The Company will then retain the right to acquire a 1% NSR Royalty by paying $1,000,000 to the Optionors by September 30, 2008.

[c]

Antler Creek Property (Cariboo Mining Division, B.C.)

Pursuant to an Option Agreement dated May 23, 2000 and amended June 21, 2002, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 49 mineral claims representing 64 units from two individuals, one being the son of the President of the Company. During 2003, the Company acquired the claims, subject to a 2% NSR Royalty retained by  the Optionors, by issuing 100,000 shares at a fair value of $12,000.

[d]

Shell Creek Property (Dawson Mining District, Y.T.)

Pursuant to an Option Agreement dated January 1, 2003, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 70 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

5.

Mineral Properties (continued)

[d]

Shell Creek Property (Dawson Mining District, Y.T.) (continued)

Cash considerations to be made:

[i]

$10,000 to be paid to cover certain expenditures (paid);

[ii]

a further $15,000 to be paid within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[iii]

a further $25,000 to be paid on or before January 1, 2004 (date extended by the Optionor);

[iv]

a further $30,000 to be paid on or before January 1, 2005;

[v]

a further $35,000 to be paid on or before January 1, 2006; and

[vi]

a further $40,000 to be paid on or before January 1, 2007.

Share considerations to be made:

[i]

100,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

a further 100,000 shares to be issued on or before July 1, 2003 (issued);

[iii]

a further 200,000 shares to be issued on or before January 1, 2004 (issued);

[iv]

a further 100,000 shares to be issued on or before January 1, 2005;

[v]

a further 100,000 shares to be issued on or before January 1, 2006;

[vi]

a further 200,000 shares to be issued on or before January 1, 2007; and

[vii]

a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

[i]

$150,000 before January 1, 2004 (date extended by the Optionor);

[ii]

$350,000 in aggregate before January 1, 2005;

[iii]

$650,000 in aggregate before January 1, 2006;

[iv]

$1,050,000 in aggregate before January 1, 2007; and

[v]

$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

[e]

Heidi Property (Mayo Mining District, Y.T.)

The Company has entered into an Option Agreement on April 8, 2003 to acquire a 100% interest, subject to a 2% NSR Royalty, in the Heidi Mineral Claims located in the Mayo Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

[i]

$15,000 within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (date extended by the Optionor);

[ii]

a further $10,000 six months after the date of acceptance of the Option Agreement by the TSX Venture Exchange (date extended by the Optionor);

[iii]

a further $15,000 to be paid on or before January 15, 2004 (date extended by the Optionor);

[iv]

a further $15,000 to be paid on or before July 15, 2004;

[v]

a further $17,500 to be paid on or before January 15, 2005;

[vi]

a further $17,500 to be paid on or before July 15, 2005;

[vii]

a further $20,000 to be paid on or before January 15, 2006;

[viii]

a further $20,000 to be paid on or before July 15, 2006;

[ix]

a further $25,000 to be paid on or before January 15, 2007; and

[x]

a further $25,000 to be paid on or before July 15, 2007.

5.

Mineral Properties (continued)

[e]

Heidi Property (Mayo Mining District, Y.T.) (continued)

Share considerations to be made:

[i]

100,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

100,000 shares to be issued six months after the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[iii]

50,000 shares to be issued on or before January 15, 2004 (issued);

[iv]

50,000 shares to be issued on or before July 15, 2004;

[v]

100,000 shares to be issued on or before January 15, 2005;

[vi]

100,000 shares to be issued on or before July 15, 2005;

[vii]

100,000 shares to be issued on or before January 15, 2006;

[viii]

100,000 shares to be issued on or before July 15, 2006;

[ix]

150,000 shares to be issued on or before January 15, 2007; and

[x]

150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:

[i]

$75,000 by April 8, 2004 (date extended by the Optionor);

[ii]

$175,000 in aggregate by April 8, 2005;

[iii]

$300,000 in aggregate by April 8, 2006;

[iv]

$450,000 in aggregate by April 8, 2007; and

[v]

$600,000 in aggregate by April 8, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price $2,000,000 and the right of first refusal on the remaining 50%.

[f]

Iron Horse Property (Osoyoos Mining District, B.C.)

The Company has entered into an Option Agreement on April 8, 2003 to acquire a 100% interest, subject to a 3% NSR Royalty, in the Iron Horse and Bolivar Mineral Claims, located in the Osoyoos Mining District, British Columbia. In order to exercise the option, the Company must pay $75,000 ($5,000 paid) and issue up to 300,000 shares (50,000 issued), in stages over a period of three years. The Company has the option to satisfy 50% of the cash payment obligations in the second and third year by issuing additional shares of the Company. Subsequent to year end, the Company terminated the option agreement in order to focus its resources on other properties. The expenditures incurred totalling $20,883 have been written-off as of March 31, 2004.

The following table represents exploration expenditures incurred during the year:

	Redford Property $	Albert Creek $	Antler Creek $	Shell Creek $	Heidi $	Iron Horse $	Total $

Assaying and sampling	–	–	–	229	65	–	294
Drafting, mapping and surveying	42	44	–	258	42,489	158	42,991
Drilling	48,099	–	–	–	–	–	48,099
Equipment storage, rental and maintenance	679	–	–	106	106	18	909
Filing and recording	1,404	–	–	1,000	–	1,367	3,771
Geological fees, wages and costs	5,203	100	100	256	375	–	6,034
Road building, clearing and flagging	1,724	–	–	–	–	–	1,724

5.

Mineral Properties (continued)

	Redford Property $	Albert Creek $	Antler Creek $	Shell Creek $	Heidi $	Iron Horse $	Total $

Supervision and assistance [Note 7]	2,860	5,500	5,500	5,875	5,875	5,575	31,185
Travel	1,860	83	–	–	546	–	2,489
Wages and benefits	732	–	–	–	–	–	732
B.C. Mining Exploration Tax Credits [below]	(11,668)	(45)	(20)	–	–	(35)	(11,768)

	50,935	5,682	5,580	7,724	49,456	7,083	126,460

The Company applies for Mining Exploration Tax Credits ("METC") on qualifying British Columbia mineral exploration expenditures incurred. The current year’s METC, totalling $11,768 has been accrued as at March 31, 2004.

6.

Share Capital

Authorized: 100,000,000 common shares without par value

	Number of shares	Value $

Issued as at March 31, 2002	4,247,520	3,225,941

Issued during 2003 for:

- flow-through	1,061,666	127,400
- non flow-through	988,334	118,600
Agents’ commissions	164,000	19,680
Share issue costs	–	(19,680)
Mineral property option payment	100,000	12,000
Debt settlement at $0.15 per share	427,532	64,130
Warrants exercised	900,000	90,000
Less subscriptions receivable (received subsequently)	–	(30,000)

Issued as at March 31, 2003	7,889,052	3,608,071

Allotted during 2003 for:

- cash flow-through (Note [d] below)	186,700	28,005

Issued and allotted as at March 31, 2003	8,075,752	3,636,076

Issued during 2004 for:

Mineral property option payments	940,000	103,000
Options exercised	312,000	62,400
Warrants exercised	315,424	57,717
Less subscriptions receivable (received subsequently)	–	(10,400)

Issued as at March 31, 2004	9,643,176	3,848,793

6.

Share Capital (continued)

[a]

Private placements

[i]

During the year the Company completed a private placement of 186,700 flow-through units at a price of $0.15 per unit for proceeds of $28,005. Each flow-through unit consisted of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase one non-flow-through common share exercisable at a price of $0.20 per share expiring May 22, 2004.

Pursuant to the flow-through shares issued, the Company was committed to spend $28,005 on Canadian Exploration Expenditures (“CEE”), which was spent during the year. A total of $28,005 of CEE was renounced in favour of subscribers effective December 31, 2003.

[ii]

During 2003, the Company completed a private placement of 1,061,666 flow-through units at a price of $0.12 per unit, and 988,334 non-flow-through units at a price of $0.12 per unit for gross proceeds of $246,000. Each flow-through unit consisted of one flow-through common share and one non-transferable share purchase warrant. Each non-flow-through unit consisted of one common share and one warrant. Each warrant entitled the holder to purchase one non-flow-through common share exercisable at a price of $0.17 per share expiring September 10, 2003.

Pursuant to the flow-through shares issued, the Company was committed to spend $127,400 on CEE which was spent between September 2002 and March 31, 2003. A total of $127,400 of CEE was renounced in favour of subscribers effective December 31, 2002.

[b]

Stock options

The following table summarizes the continuity of the Company’s stock options:

	Number of shares	Weighted average exercise price $

Outstanding, March 31, 2002	950,000	0.15
Granted	416,000	0.20
Cancelled	(950,000)	0.15

Outstanding, March 31, 2003	416,000	0.20
Granted	252,000	0.20
Exercised	(312,000)	0.20
Cancelled	(152,000)	0.20

Outstanding, March 31, 2004	204,000	0.20

Exercisable at end of year	204,000	0.20

6.

Share Capital (continued)

[b]

Stock options (continued)

Additional information regarding options outstanding as at March 31, 2004 is as follows:

	Outstanding			Exercisable
Exercise price $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of shares	Weighted average exercise price $

0.20	204,000	0.7	0.20	204,000	0.20

During 2004, management adopted the provisions of CICA Handbook Section 3870, “Stock Based Compensation and Other Stock Based Payments”, as it relates to employee stock options. See Note 3 for a description of the effects of this change in accounting policy.

The total fair value of employee stock options granted during 2004 was $9,085 which was fully recognized. The weighted average grant date fair value of options granted during 2004 was $0.036 (2003 – 0.0567).

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2004	2003

Interest rate	3.11%	4.43%
Expected life (in years)	2	2
Expected volatility	36%	45%

The Company is required to disclose the pro forma effects on loss and loss per share as if the Company had elected to use the fair value approach to account for its employee stock-based compensation plans for any options granted, settled, or modified from April 1, 2002 to March 31, 2003. If this approach had been applied the Company’s loss and loss per share would have been as indicated below:

	2004 $	2003 $

Loss for the year ended
As reported	(147,619)	(101,904)
Pro forma	(147,619)	(125,491)
Basic and diluted loss per share
As reported	(0.02)	(0.02)
Pro forma	(0.02)	(0.02)

6.

Share Capital (continued)

[c]

Share purchase warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, March 31, 2002	1,000,000	0.10
Issued with private placement (Note 6[a][ii])	2,562,500	0.17
Exercised	(900,000)	0.10
Expired	(100,000)	0.10

Balance, March 31, 2003	2,562,500	0.17
Issued with private placement (Note 6[a][i])	186,700	0.20
Exercised	(315,424)	0.19
Expired	(2,383,576)	0.17

Balance, March 31, 2004	50,200	0.20

At March 31, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

50,200	$0.20	May 22, 2004

7.

Related Party Transactions/Balances

[a]

The Company paid the following amounts to related parties at their exchange amounts:

	2004 $	2003 $

Management fees paid to a company controlled by the President of the Company	30,000	30,000
Property supervision fees paid to the President of the Company	900	–
Property supervision fees paid to a company controlled by the President of the Company	30,000	30,000
Rent paid to a company with common officers and directors	7,800	6,000

	68,700	66,000

[b]

The amount of $1,983 (2003 - $5,880) due to the President of the Company is non-interest bearing, unsecured and due on demand.

[c]

The amount of $52,515 (2003 - $(362)) due to (from) a company controlled by the President of the Company is non-interest bearing, unsecured and due on demand.

7.

Related Party Transactions/Balances (continued)

[d]

The amount of $12,002 (2003 - $Nil) due to a company with common officers and directors is non-interest bearing, unsecured and due on demand.

[e]

See Note 5[b] and [c] for mineral property option agreements with related parties.

[f]

During 2003 the Company settled $64,130 of related party debt by issuing 427,532 common shares at $0.15 per share.

8.

Income Taxes

The Company has non-capital losses of $695,000 to carry forward to reduce future years taxable income, expiring as follows:

	$		$
2005	113,000	2009	89,000
2006	80,000	2010	105,000
2007	51,000	2011	119,000
2008	58,000

At March 31, 2004, the Company has cumulative Canadian Exploration Expenses of $582,000 which are deductible 100% against future years taxable income and have no expiry date.

Canadian Development Expenses of $893,000 are available at a rate of 30% each year for deduction against future years’ taxable income and have no expiry date.

Foreign Exploration and Development Expenses of $282,000 are available at a rate of 10% each year for deduction against future years’ taxable income and have no expiry date.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

9.

Subsequent Events

[a]

On April 23, 2004, the Company closed a non-brokered private placement consisting of 3,000,000 units at a price of $0.15 per unit for total proceeds of $450,000. One-half of the units are flow-through units. Each flow-through unit consists of one flow-through common share and one share purchase warrant. The other half of the units are non-flow through units with each unit consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share exercisable at a price of $0.20 per share expiring April 22, 2004. The Company paid a finders’ fee of 120,000 common shares pursuant to this private placement. As at March 31, 2004, the Company had received $132,750 in subscriptions.

[b]

In April 2004, the Company completed staking an additional 150 claims on its Shell Creek Property.

[c]

On May 27, 2004, the Company granted 1,050,000 incentive stock options to certain employees, directors and consultants exercisable at $0.40 per share for a period of two years.

[d]

On April 15, 2004, the Company entered into an option agreement whereby the Optionee has the right to earn the Company’s 51% interest in the Albert Creek Property.

To earn this interest the Optionee is to issue 100,000 of its shares upon receipt of TSX Venture Exchange approval and incur a total of $300,000 in exploration expenditures as follows:

[i]

$100,000 on or before February 15, 2005;

[ii]

$200,000 in aggregate on or before February 15, 2006; and

[iii]

$300,000 in aggregate on or before February 15, 2007.

LOGAN RESOURCES LTD.

Quarterly Report to Shareholders for the year ended March 31st, 2004

SCHEDULE “B” – SUPPLEMENTARY INFORMATION

1.

See Schedule “A” where sufficient detail is included in the financial statements.

2.

See Note 7 to Schedule “A” for related party transactions and balances.

3.

See Note 6 to Schedule “A” for shares issued during the year.

4.

(a)

See Note 6 to Schedule “A”

(b)

See Note 6 to Schedule “A”

(c)

See Note 6 to Schedule “A”

(a)

There are no shares held in escrow.

1.

As at August  12, 2004:

List of Directors:

Seamus Young

George Anderson

Charles D. Mooney

Judith T. Mazvihwa

Peter F. Cummings

List of Officers:

Seamus Young

Judith T. Mazvihwa

LOGAN RESOURCES LTD.

Quarterly Report to Shareholders for the year ended March 31st, 2004

SCHEDULE “C” – MANAGEMENT DISCUSSION & ANALYSIS

Note: The following management discussion has been prepared as a summary of activities for the quarter ended March 31st, 2004, and significant events subsequent to that period.

DESCRIPTION OF BUSINESS

Logan Resources Ltd. is a mineral exploration company. Its main focus is on gold and copper property acquisition, exploration and development.  The Company currently owns, or has an option to own, three mineral properties (two gold and one silver) in British Columbia designated as Albert Creek, Redford and Antler Creek (previously called Ecom) and two mineral properties in the Yukon designated as Shell Creek and Heidi Properties. The Shell Creek (gold and copper) and Heidi (gold) properties were recently optioned from Shawn Ryan.

RESULTS OF OPERATIONS

The Company has no producing properties and consequently has no current operating income or cash flow from its mineral property.  When a property is considered to be economically unfeasible all capitalized costs are written down or off to operations in the current period.

Accounting and audit expenses increased during the current year due to management’s decision to seek registration (“a 20F registration”) with the Securities and Exchange Commission (SEC).  This registration was still in progress at the end of the current year.

Investor   relations expenses were increased significantly to take advantage of improved market conditions.  Amounts listed include expenses incurred to attend mining conventions during the year.

Legal expenses were down considerably due to share for debt filings in the prior year and reduced filing needs for property agreements.

The write-off of mineral properties of $20,883 was due to the termination of the Iron Horse Property agreement.  See subsequent events for details.

Stock based compensation represents the value of stock options granted to employees, directors and consultants.  The recording of this expense was done pursuant to new CICA recommendations and so no amount was recorded in the prior year.

RELATED PARTY TRANSACTIONS

The Company pays a company controlled by the President of the Company $2,500 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of the Company’s mineral properties; and $2,500 per month for general office administration services including financial reporting, liaison with professionals, continuous disclosure and general office functions.

LIQUIDITY AND CAPITAL RESERVES

As at March 31, 2004, the Company had a working capital deficit of $79,063.  During the following month, April 2004, the Company closed a $450,000 private placement, of which $225,000 was available for working capital.  The Company anticipates that the costs of future acquisitions, and exploration and development will be financed, as necessary, from the proceeds of the future sales of Company shares by way of private placements and public offerings.

SIGNIFICANT EVENTS AND TRANSACTIONS

Private Placement

The Company announced it negotiated a non-brokered private placement for up to 3,000,000 units at a price of $0.15 per unit, for a total of up to $450,000 on March 1, 2004.  Each unit (a “Unit”) consisted of one common share in the capital of the Company and one share purchase warrant (a “Warrant”).  One Warrant will entitle the holder to buy an additional common share in the capital of the Company for a period of one year at a price of $0.20 per share.  Up to one-half of the Units will be flow-through units (“FT Units”). Each FT Unit consisted of one flow-through common shares in the capital of the Company and one Warrant. All securities issued pursuant to this private placement were subject to a four month hold period.

The proceeds from the private placement were used to explore the Company’s properties in British Columbia and Yukon and general working capital.

New Director Appointed To The Board

Logan Resources Ltd. appointed Peter F. Cummings to the board of directors. Mr. Cummings is a Chartered Accountant with extensive financial and general management experience principally in the Retail, Distribution and Greenhouse Industries.  He is currently COO and CFO of Houweling Nurseries Ltd., one of North America's largest Greenhouse operators with facilities in both Canada and the United States.  Mr. Cummings was previously CFO of BC Hot House Foods, a major distributor of Greenhouse produce and prior to that was in senior financial management positions at Shoppers Drug Mart.

MINERAL PROPERTY UPDATE

Albert Creek (British Columbia)

As reported in the quarter ending December 31, 2003, Logan Resources Ltd. is seeking a joint venture partnership for this property. See “Subsequent Events” for details.

Redford Property (British Columbia)

Diamond Drilling Program And Rock Chip Sampling- March 2004

Diamond drilling was carried out on the Redford Property. Six holes were drilled totaling 928.90 meters. The drill holes intersected intervals of albite- arsenic- gold mineralization with grades up to 1.18 g/t gold over 1.0 meters. Higher grades were obtained from previous surveys, up to 3.21g/t gold from feldspar- arsenopyrite alteration with quartz vein stockwork surrounding the drilled area. The drill holes tested the down dip extension and strike extension of the Seamus Zone, the principal target on the property. Additional drilling is recommended on the Seamus Zone to test the down dip extension of the arsenic – gold- quartz vein mineralization.

As a result of the drill results management decided to expand the property which now consists of 25 contiguous mineral claims and carried out a rock chip sampling program. This program identified copper– cobalt – gold +/- magnetite skarn showings scattered throughout the northwestern part of the property including the magnetite skarn at the Brynnor Mine and the Tony showing.   The massive sulphide Tony showing and surrounding skarn showings are at the center of an airborne magnetic high of similar size and intensity of that over the Brynnor Mine.  The recent chip sampling of the Tony showing returned 5 meters grading 0.559% copper, 0.0464 % cobalt and 0.164 g/t gold.

Copper – platinum – palladium mineralization hosted by the Karmutsen volcanics occurs over an area of 3 kilometers by 1 kilometer in the northwestern part of the Redford property and grab samples returned up to 1599 ppm copper and up to 13 ppb Pt and up to 38 ppb Pd. Additional trenching, IP and magnetometer surveys are recommended at and in the vicinity of the Tony showing to test the potential for a major copper – cobalt – gold +/- magnetite deposit in the area followed by diamond drilling if warrented.  Total budget for both programs is $400,000.00 (David J. Bridge, MASc, P.Geo).

Antler Creek Property (British Columbia), Shell Creek Property (Yukon),) and Heidi Property (Yukon)

As reported in the quarter ending December 31, 2003, Logan Resources Ltd. is seeking a joint venture partnership for these properties.  See “Subsequent Events” for details on the Shell Creek, Iron Horse and Heidi properties.

Iron Horse Property (British Columbia)

See subsequent events

SUBSEQUENT EVENTS

Albert Creek Property (British Columbia)

The Company is finalizing an option agreement between Forsys Technologies Inc. (Forsys) for Albert Creek. Under the terms of the agreement, Forsys will have the right to earn the Company’s 51% interest in the property by:

•

Issuing 150,000 shares to Logan upon receipt of TXS Venture Exchange approval and make a total of $300,000 in exploration expenditures over a 3 year period as follows:

•

$100,000 on or before February 15, 2005

•

$100,000 on of before February 15, 2006, for a cumulative total of $200,000

•

$100,000 on or before February 15, 2007, for a cumulative total of $300,000

Forsys will have an option to earn a further 20% of the property by taking it to bankable feasibility.

Shell Creek Property (Yukon)

Logan Resources Ltd. increased its Shell Creek property by 360 claim units from 70 to 430 claim units covering an area of 17.8km by 4.6km. An extensive silt sampling program was carried out on all the creeks on the property. A mapping and rock chip sampling program is currently in progress.

Two distinct styles of mineralization have been noted, low sulphide gold-quartz veins with visible gold which represents the most obvious target. The second target is a fine-grained clastic sedimentary rock marginal to these veins. These units are locally pervasively chloritized and Cu-enriched and may be of economic significance (Chris H. Ash P.Geo- AAPG Province of British Columbia).

Iron Horse Property (British Columbia)

Termination of Iron Horse Option Agreement April 21, 2004

The Board of Directors for Logan Resources Ltd. resolved to terminate the Iron Horse Option Agreement with Rich River Exploration Ltd. (the “Optionor”) on April 24, 2004. The Company was not in a position to re-negotiate the terms of the original agreement with the Optionor. Logan Resources Ltd. transfered the claims back to Rich River Exploration Ltd.

Heidi Property (Yukon)

Induced Polar (IP) and Magnetic (mag) surveys were carried out in September 2003. The IP covered an area of 1.5 km2  (6 lines, each 1 km long and 100 m line spacing) and the mag survey covered an area of 3.25 km2 (23 lines, each approximately 1,4km long and 100 m line spacing). The IP survey identified 3 main parallel zones which are possibly connected forming a tight “S” fold. The correlation between the IP and mag anormalies shows that the IP anormalies are open to the west, east and north.

The Heidi property is drill ready, a diamond drill program is planned before the end of the year.

Grant of Incentive Stock Options- May 27, 2004,

Logan Resources Ltd. granted 1,050,000 incentive stock options under its option plan to certain employees, directors and contractors exercisable at $0.40 per share for a period of two years. The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

INVESTOR RELATIONS ACTIVITIES

The Company retained Barry Miller to provide corporate finance services for a fee of $1,500 per month.

Allan Hilton resigned from the board of directors as of March 11, 2004. Logan Resources Ltd. would like to take this opportunity to thank Mr. Hilton for his many contributions to the development of the company over the years and wish him success in the future.

The Company terminated it’s contract with Lance McManne on February 13, 2004 and he was replaced by Barry Miller in Corporate Finance.

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Seamus Young, CEO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the period ending March 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

August 16, 2004

____”Seamus Young”_____
Seamus Young
President and CEO

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Judith T. Mazvihwa, CFO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the period ending March 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

August 16, 2004

“Judith T. Mazvihwa”
_____________________________________
Judith T. Mazvihwa

CFO

PROXY

LOGAN RESOURCES LTD.

(SOLICITED BY MANAGEMENT OF COMPANY)

I, _______________, of __________________, being a member of Logan Resources Ltd. hereby appoint Seamus Young or failing him Judith Mazvihwa or failing her ___________________, as my Proxy, to attend and vote for me and on my behalf at the Annual & Extraordinary General Meeting of the shareholders of the Company, to be held on Wednesday, September 10, 2004, at 10:00 a.m. local time, and any adjournments thereof.

SIGNED this _______  day of  _______________________, 2004.

NOTE:

If Corporation, impress with
the Corporate Seal

_______________________
(Signature)

PROXY INSTRUCTIONS

I hereby direct my Proxy to vote with respect to the matters referred to in the Notice of Meeting as follows:

1.	Election as Directors of Nominees named in Information Circular:	FOR	WITHHOLD
	Seamus Young	____	____
	George Anderson	____	____
	Peter F. Cummings	____	____
	Charles D. Mooney	____	____
	Judith T. Mazvihwa	____	____
2.	Approval of motion to re-appoint Manning Elliot, Chartered Accountants as Auditors of the Company	____	____
3.	Approval of an Incentive Share Option Plan	____	____
4.	Approval of special resolution to remove pre-existing company conditions under the new BCA	____	____
5.	Approval of special resolution to adopt new Articles which conform to the new BCA	____	____
6.	Transacting such other business as may properly come before the Meeting or any adjournment thereof	____	____

A PROXY WILL NOT BE VALID UNLESS THE FORM OF PROXY IS RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC., 2ND FLOOR, 510 BURRARD STREET, VANCOUVER, B.C., V6C 3B9, NOT LESS THAN 48 HOURS (EXCLUSIVE OF SATURDAYS AND HOLIDAYS) BEFORE THE MEETING WHICH THE PERSON NAMED THEREIN PURPORTS TO VOTE IN RESPECT THEREOF.

IN LIEU OF SPECIFIC INSTRUCTIONS GIVEN ABOVE, I HEREBY CONFER DISCRETIONARY AUTHORITY ON MY PROXY TO VOTE MY SHARES IN HIS DISCRETION, ON THE ABOVE MATTERS.

I can also confer a discretionary authority on my Proxy to vote my shares in his discretion on any other matters which come before the Meeting or any adjournment (strike out this sentence if discretionary authority withheld).

\7\August 31, 2004

SUPPLEMENTAL MAILING LIST RETURN CARD

TO:

LOGAN RESOURCES LTD.

CUSIP # 541095

The undersigned certifies that he is the owner of securities (other than debt instruments) of Logan Resources Inc. (the “Corporation”) and requests that he/she be placed on the Corporation’s Supplemental Mailing List in respect of its interim financial statements.

DATE:

__________________________________________
Signature

__________________________________________
Name - please print

__________________________________________
Address

__________________________________________
Name and title of person signing if different
from name above

Note:

If you wish to be included in the Corporation’s Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9.

LOGAN RESOURCES LTD.

720 - 475 Howe Street

Vancouver, BC   V6C 2B3

(604) 689-0299 tel

(604) 689-0288 fax

August 16, 2004

VIA SEDAR

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, BC   V7Y 1L2

Dear Sir/Madam:

Re:

Logan Resources Ltd. (the “Company”)

2004 Annual General Meeting

We confirm that the following documents have been mailed via Canada Post to all of the registered shareholders of the Company as provided by the Computershare Trust Company as of today’s date:

1.

Directors’ Report to Shareholders;

2.

Notice of Meeting;

3.

Information Circular;

4.

Financial Statements for the period ended March 31, 2004;

5.

Proxy; and

6.

Supplemental Mail Card.

Please contact the undersigned at (604) 689-0299 if you have any questions.

Yours truly,

LOGAN RESOURCES LTD.

Judith T. Mazvihwa

LOGAN RESOURCES LTD.

720 - 475 Howe Street

Vancouver, BC

V6C 2B3

Telephone (604) 689-0299

Facsimile (604) 689-0288

NEWS RELEASE

TSX-V LGR

August 23, 2004

  No. 04-10

LOGAN RESOURCES LTD. HEIDI PROPERTY UPDATE

Logan Resources Ltd. (the Company), is pleased to announce the results of a geophysical program completed by Timmins Geophysics Ltd. on the Heidi Claims (NTS 116 A/5) in the Ogilvie Mountains, Yukon Territory in August 2003 were compiled along with the results of a detailed gold (Au) and arsenic (As) soil geochemistry survey completed by Homestake Canada in November 1996.

Timmins Geophysics collected pole-dipole array Induced Polarization/Apparent Resistivity (IP/Res) on six lines. A well defined relatively shallow high chargeability anomaly was detected south of the baseline. A second E-W anomaly, north of the baseline merges with the previous anomaly around line 1600E, 50N. A third, more deeply seated, trend was detected on lines 1000E to 1600E along 300N. Preliminary indications are that the magnetometer survey has mapped a tightly folded high magnetic susceptibility horizon that can be traced for approximately 3 kilometers.

The IP chargeability highs appear to coincide with a tightly folded magnetic high horizon that extends well past the existing IP coverage to the east, west and north. This indicates that horizon remains open in three directions and has not been tested at depth. The Homestake geochemistry survey covers an area equivalent to roughly ¼ that covered by the ground magnetometer survey. Zones of anomalous Au & As soil geochemistry, with values greater than 1,100 ppb Au and 12,000 ppm As coincide with zones of high magnetic susceptibility and are on trend with or only slightly offset from well defined IP/Resistivity anomalies.

The magnetometer survey covered an area of approximately 3.22 km2 (2300m x 1400m), (lines 100E to 2400E). The IP/Resistivity survey covered an area of 0.5 km2 (500m x 1000m), (lines 1100E to 1600E). Four short lines of 440 and 1760 Hz HLEM (Horizontal Loop EM) were also surveyed but the results are ambiguous.

The Heidi Property has not been drilled. Several interesting geochemistry/geophysics targets are identified by the existing surveys. The Heidi property is drill ready and the Company plans to carryout this program when funds are secured.

LOGAN RESOURCES LTD.

“Seamus Young”

__________________________________________

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President

Telephone: (604) 689-0299

Facsimile:  (604) 689-0288

Email:  info@krl.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Shares issued and outstanding

12,913,180

Listed TSX-V

LGR